Exhibit 99.1

Hollysys Automation Technologies to Congratulate on the Commencement of Operation

of the Guangzhou-Shenzhen-Hong Kong Express Rail Link (XRL) Hong Kong Section

BEIJING, September 24th, 2018 -- Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today issued a press release on the commencement of operation of the Guangzhou-Shenzhen-Hong Kong Express Rail Link (XRL) Hong Kong section:

A new page is open for the cross-boundary travel between Hong Kong and the Mainland of China as the Hong Kong section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link (XRL) was finally put into operation on September 23rd, 2018. With the commencement, Hong Kong is now connected to over 25,000 km high speed rail network in the Mainland of China. The commute between Hong Kong West Kowloon Station and Shenzhen Futian Station will take only 15 minutes. Hollysys feel truly happy for the greater connectivity between the Mainland of China and Hong Kong and we sincerely like to congratulate on and celebrate this historic event.

We are also honored and excited to have assumed the roles as the prime contractor responsible for designing, supplying and implementing the High-Speed Rail Signaling Systems and SCADA system for the MTR Corporation starting from 2012. Such sentiment is even more intense given the stiff competition from other world class signaling system providers back then.

Looking back, the project was of tremendous significance to us, with numerous milestones achieved. The entire 26km of the Hong Kong section of the XRL will be run underground is itself of distinctiveness, let alone the difference in administration, regulation, etc. associated with an international project. It was the first time that Hollysys has won international contract for high-speed rail signaling system. It was the first time that Chinese C3 high-speed rail signaling system has been applied in outside of the Mainland of China. And it was the first time that Hollysys has not only provided high-speed rail signaling products certified under international standard, but also comprehensively executed and managed the project under international standard. These milestones were made even more significant as Hollysys won the Quality Award of MTR for five consecutive years, a strong evidence in our ability to guarantee project quality. At this moment, we share our happiness with the people who will benefit from the operation, we feel grateful to the MTR Corporation for all the trust along the way, and we take pride in ourselves.

Going forward, we are extremely delighted to be able to safeguard people’s travel within the XRL Hong Kong section as we will be providing maintenance service to MTR following the commencement of operation. With our high-quality performance in the Hong Kong project, our high-speed rail signaling products, certified under both national and international standard, have now been applied in projects both within and outside of the Mainland of China. We are confident that our capacity as a trust-worthy long-term railway business partner has been further proven. We will continue to explore opportunities in home and abroad, to bring people closer in a safe and convenient manner, to steer our rail business to the next level in the global arena, and to create value for our shareholders.

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,200 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 25,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

About MTR Corporation

MTR Corporation is regarded as one of the world’s leading railway operators for safety, reliability, customer service and cost efficiency. In its home base of Hong Kong, the Corporation operates ten commuter railway lines, a Light Rail network and a high-speed Airport Express link on which about 5.8 million passenger trips are made on a normal week day. Another 6.5 million passenger trips are made on the rail services it operates outside Hong Kong in the Mainland of China, the United Kingdom, Sweden and Australia. In addition, the Corporation is involved in a range of railway construction projects as well as railway consultancy and contracting services around the world. Leveraging on its railway expertise, the Corporation is involved in the development of transit-related residential and commercial property projects, property management, shopping malls leasing and management, advertising media and telecommunication services.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com